FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Announces Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Reports Second Quarter Financial Results

Tokyo, October 28, 2009—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter of the fiscal year ending March 31, 2010.

Net revenue for the second quarter was 300 billion yen (US$3.4 billion)1. Pretax income was 27.3 billion yen (US$305 million), and net income attributable to Nomura was 27.7 billion yen (US$310 million).

Net revenue for the first half (Apr - Sep) was 598.4 billion yen (US$6.7 billion), pretax income was 58.7 billion yen (US$656 million), and net income attributable to Nomura was 39.1 billion yen (US$437 million).

Pursuant to its dividend policy, Nomura also announced today that its Board of Directors declared a 4 yen dividend per common share. The dividend is expected to be payable on December 1, 2009, to common shareholders of record on September 30, 2009.

“After one year of combined operations, the acquisitions have been a resounding success,” said Kenichi Watanabe, President and Chief Executive Officer. “These quarterly results demonstrate the solid performance of our retail and asset management businesses and the expansion of our international revenue base. The results are another solid step in our drive to become a truly global investment bank.”

This marks the second consecutive quarter of profit for Nomura, reflecting stable revenues from the company’s strong client base in Japan and from its new platforms established overseas. The company increased its market share in EMEA and Asia by expanding its client base and diversifying its product offering. Nomura’s build out in the US also continued to gather pace during the second quarter. As a result, Nomura generated more revenue outside Japan than in its domestic market for the first time ever. With all regions now profitable and focused on flow businesses, Nomura has made significant progress in diversifying the geographic mix of its revenue sources.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 89.49 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Nomura maintains a solid capital position with a Based II-based total capital ratio of 20.8 percent at the end of September and a Tier 1 capital ratio of 13.3 percent. After taking into account increased shareholder capital from a global offering paid in October, the total capital ratio rises to 24.7 percent and the Tier 1 capital ratio increases to 17.3 percent. All capital ratio figures are on a preliminary basis.

Retail

Net revenue in Retail was 93.2 billion yen, while pretax income was 26.4 billion yen. Nomura continued to provide consulting-based services to retail clients and as a result once again recorded monthly purchases of over 1 trillion yen, balanced across stocks, bonds, and investment trusts.

Nomura retained its leading position in the investment trust market by selling 400 to 500 billion yen each month. Retail client assets increased to 68.9 trillion yen on the back of continued growth in the company’s client platform. At the same time, productivity per salesperson rose as a result of the new client-focused channel structure rolled out last fiscal year.

Global Markets

Global Markets net revenue was 174.5 billion yen and pretax income was 46.7 billion yen. Complementing the Japan franchise, Nomura’s client base and flow businesses in Europe and Asia have grown rapidly. Nomura took the number one position on the London Stock Exchange for the three months to September and on Eurex for equity index options in the same three-month period. Trading volume in Asian markets also increased substantially.

In Global Fixed Income, Nomura continued to improve its organizational structure to provide world-class products and services. During the second quarter, it was number one in JGB closing bid rankings and also regained its Primary Dealership in the US. Both Global Equities and Global Fixed Income made progress in expanding their client bases and deepening relationships with major clients.

Investment Banking

Investment Banking generated 20.9 billion yen in net revenue, but booked a pretax loss of 9.7 billion yen. In Japan, Nomura was involved in a number of financing transactions by domestic companies and maintained its leading market share in underwriting.

Internationally, Nomura was mandated as an advisor to Anglo American in its defense against Xstrata. Nomura’s deal pipeline continues to gain traction and the company is diversifying its Investment Banking revenues by providing balance sheet management solutions to corporate clients.

Merchant Banking

Net revenue in Merchant Banking was 3.9 billion yen and pretax income was 1.3 billion yen. Merchant Banking returned to profit for the first time in four quarters following the sale of its stake in Kawamura Electric and a gain from the increase in valuation of a bio-pharma venture investee company. The company continued to actively manage its other investments to increase the value of investee companies.

Asset Management

Asset Management booked net revenue of 16.5 billion yen and pretax income of 4.5 billion yen. Robust sales of investment trusts led to a further increase in market share. Nomura Asset Management recorded net asset inflows in the second quarter of 320 billion yen, the highest in the Japanese asset management industry.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Dividend Payment

Tokyo, October 28, 2009—Nomura Holdings, Inc. today announced that it will pay a dividend of 4 yen per common share on December 1, 2009, to shareholders of record on September 30, 2009, pursuant to its dividend policy.

1. Recent dividends

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Annual Dividend

2008	JPY	8.5	JPY	8.5	JPY	8.5	JPY	8.5	JPY	34.0

2009	JPY	8.5	JPY	8.5	JPY	8.5		—	JPY	25.5

2010			JPY	4.0				undecided		undecided

2. Dividend policy

Nomura’s dividend policy for the fiscal year ending March 31, 2010, aims for stable dividend payments using a consolidated dividend payout ratio of 30% as a key indicator. In principle, dividend payments will be on a semi-annual basis with record dates of September 30 and March 31.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.